

April 24, 2013

Via E-mail
Vladimir Leonov
President, Treasurer and Secretary
Arax Holdings Corp.
Salvador Diaz Miron 87, Colonia
Santa Maria La Ribera, Mexico 06400

> **Re:** **Arax Holdings Corporation**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed April 17, 2013**
> **File No. 333-185928**

Dear Mr. Leonov:

We have reviewed your amended registration statement and responses to our letter dated April 11, 2013 and have the following additional comment.

Prospectus Summary, page 3

1. We note your revised disclosure in response to our prior comment 1. With a view towards revised disclosure, please tell us how you have increased the amount in your treasury to $8,033 of cash on hand as of the filing date of your registration statement. In this regard, we note your disclosure that as of January 31, 2013, you had $1,803 in your treasury. We also note your disclosure that you have earned no revenues and have not sold any additional shares of common stock since October 20, 2012. Please advise.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3210 with any questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Via E-mail
     David Lubin, Esq.
     David Lubin & Associates, PLLC